LONESOME PRODUCER, LLC

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

NOT TO BE REPRODUCED OR DISTRIBUTED

10,000 UNITS OF CLASS B LIMITED LIABILITY COMPANY INTERESTS IN

LONESOME PRODUCER, LLC

$100 PER UNIT

Dated as of September 21, 2020

This private placement memorandum (the "Memorandum") relates to the issuance and sale by LONESOME PRODUCER, LLC (the "Company"), of a maximum of 10,000 Units of Class B Limited Liability Company Interests (the "Units"), at an offering price of $100 per Unit (the "Offering").

The information contained in, or appended to, this Memorandum is based on information provided solely by the Company and its management, and is solely for use by prospective investors in connection with their consideration of a purchase of Units to be issued by the Company. No representation or warranty, expressed or implied, is made as to the accuracy or completion of the information contained herein, and nothing contained in this Memorandum is, or shall be relied on as, a promise or representation as to future events or any facts occurring after the date of this Memorandum.

Each recipient of this Memorandum agrees that the information contained herein is not to be used for any purpose other than in connection with its consideration of a purchase of the Units, that such information is of a confidential and proprietary nature and that the recipient will treat it in a confidential manner, and that it will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose any of such information to any other person or reproduce this Memorandum, in whole or in part, without the prior written consent of the Company.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THE SECURITIES OFFERED BY THIS MEMORANDUM NOR THE MERITS OF THIS OFFERING HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SIMILAR REGULATORY AGENCY OF ANY STATE; NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, OR ANY SIMILAR REGULATORY AGENCY OF ANY STATE, PASSED

UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTMENT IN THE UNITS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

The Units are being offered for sale via the online investment platform at www.nextseed.com (the "NextSeed Platform") to the general public in reliance on the exemption from registration pursuant to Section 4(a)(6) of the U.S. Securities Act of 1933 and the regulations promulgated with respect thereto ("Regulation Crowdfunding"), subject to the Company's right to reject subscriptions, in whole or in part. The minimum subscription will be one (1) Unit, unless otherwise approved by the Company. See "INVESTOR SUITABILITY STANDARD." The Company reserves the right, in its discretion, to reject any subscription by any investor.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. IN ADDITION, THIS MEMORANDUM CONSTITUTES AN OFFER ONLY TO THE PERSON WHOSE NAME APPEARS IN THE SPACE MARKED "NAME OF OFFEREE" ON THE COVER PAGE.

FOR RESIDENTS OF ALL STATES, THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECTURITES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMTPIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, AND STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOT HAVE ANY OF THE FORGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OF ADEQUACY OF THE CONFIDENTIAL TERM SHEET. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. A FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS NOT RECOMMENDED THESE SECURITIES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFRIMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ONTRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURTIES LAWS, PURSUANT TO REGISTRATION OR

EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SECURITIES OFFERED HEREBY WILL BE SOLD SUBJECT TO THE PROVISIONS OF A MEMBERSHIP SUBSCRIPTION AGREEMENT (THE "SUBSCRIPTION AGREEMENT") CONTAINING CERTAIN REPRESENTATIONS, WARRANTIES, TERMS, AND CONDITIONS. ANY INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE MADE ONLY AFTER A COMPLETE AND THOROUGH REVIEW OF THE PROVISIONS OF THE SUBSCRIPTION AGREEMENT.

The Company will make available to any prospective qualified investor, prior to the closing of the issuance of the Units, the opportunity to ask questions of and receive answers on the NextSeed Platform from the Company or persons acting on behalf of the Company concerning the terms and conditions of the offering and the business and operations of the Company, and to obtain any additional information to the extent the Company possesses such information.

This Memorandum contains summaries, believed by the Company to be accurate, of certain agreements and other documents that are identified under "Documents Available For Inspection." All such summaries are qualified in their entirety by reference to such agreements or documents referred to herein, which documents will be available to qualified prospective investors. This Memorandum does not purport to be all-inclusive or contain all of the information that a prospective investor may desire. The delivery of this Memorandum at any time does not imply that information herein is correct as of any time subsequent to its date. Future operating results are impossible to predict and no representation of any kind is made respecting the future accuracy or completeness of these forecasts. Inquiries regarding this Memorandum should be directed to the Company via the Company's designated offering page on the NextSeed Platform.

No person is authorized to give any information or make any representations (whether oral or written) in connection with this offering except such information as is contained in this Memorandum, in the exhibits, and on the NextSeed Platform. Only information or representations contained herein may be relied upon as having been authorized.

This Memorandum is not an offer to sell to or a solicitation of an offer to buy from, nor shall any securities be offered or sold to, any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

This investment involves a high degree of risk. It is speculative and suitable only for persons who have substantial financial resources and have no need for liquidity in this investment. Further, this investment should only be made by those who understand or have been advised with respect to the tax consequences of and risk factors associated with the investment and who are able to bear the substantial economic risk of the investment for an indefinite period of time. See "Risk Factors."

Prospective investors should not construe the contents of this Memorandum, or any prior or subsequent communications from the Company of any of its agents, officers, or representatives, as legal or tax advice. Each offeree should consult his own advisors as to legal, tax and related matters concerning an investment in the Company.

There is no public market for the securities offered hereby, and there is no assurance that one will ever develop. Furthermore, the transferability of these securities is severely restricted by the securities laws. See "RISK FACTORS."

The offeree, by accepting delivery of this Memorandum, agrees to return it and all enclosed documents to the Company if the offeree does not subscribe for Units within the time period stated below.

This offering will terminate on the date communicated on the NextSeed Platform.

I. SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum.

A. <u>The Company</u>. The Company is a New Mexico Limited Liability Company that was organized on March 5, 2020. The Company has as its principal place of business in Los Angeles, California.

B. <u>The Managers</u>. The Managers of the Company are Christopher Pappas and Alexander Randazzo (the "Managers").

C. <u>Terms and Conditions of the Offering</u>. The Company is offering 10,000 Units of Class B Membership Interests, at a price of $100 per Unit (the "Offering"). Investors that have signed the Subscription Agreement will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the NextSeed Platform during the investment process).

Once the minimum Offering amount has been raised, and the offering period has ended, the committed investment amounts will be released from escrow, and the Offering will be deemed to have successfully closed (the "**Closing**") and all relevant investment documents will be posted to the respective investors' page on the NextSeed Platform. All funds from the Offering will be deposited in the Company production account at an institution chosen by the Managers and subject to immediate expenditure upon Closing.

D. <u>Proceeds of the Offering</u>. The Company estimates it will receive gross proceeds of a maximum of $1,000,000 from the sale of the Units prior to deducting estimated legal, accounting, NextSeed Platform fees, and other fees and expenses related to the Offering. NextSeed Securities LLC will be paid a cash fee of up to 7% of the total Offering Amount and will also be issued securities with a value equal to 5% of the total amount of Securities sold in the Offering, with the same terms, provisions and protections as the Securities sold in the Offering. The Company anticipates that it will use the proceeds to develop, produce and market the feature motion picture tentatively entitled "Lonesome Soldier" (the "Picture"). Company will expend the proceeds of the offering hereunder upon receipt and therefore it is possible that the funds will be exhausted prior to having secured the full sum necessary to produce the Picture. In such an event the investor will lose the entirety of their investment. No more than 10,000 Units may be sold (the "Maximum"). The present budget of the Picture is estimated to be a minimum of $2,000,000 (the "Budget"). Nothing contained herein shall restrict Company's right to enter into debt finance instruments in order to secure the balance of any funds required to complete the Picture.

E. <u>Tax Ruling</u>. The Company has not applied for a tax ruling from the U.S. Internal Revenue Service (the "IRS") that the Company will be taxed as a partnership and not as an association taxable as a corporation for federal income tax purposes. The Company has not requested an opinion of counsel regarding such matters. See "RISK FACTORS" and "FEDERAL INCOME TAX CONSEQUENCES".

F. <u>Manager's Compensation</u>. See "MANAGEMENT – Remuneration". The Managers may perform additional services for the Company for which they may be paid, including the services of producers, directors, actors and/or writers.

G. <u>Management of the Company</u>. The Managers will manage and control the affairs of the Company. See "MANAGEMENT".

H. <u>Finance, Production and Exploitation of the Picture</u>. The Budget should be sufficient to complete preproduction, principal photography and submitting the Picture to festivals and similar marketing activities. However, there is no guarantee that the Budget will be sufficient for those purposes.

I. <u>Participation in Revenue and Losses of the Company.</u> All items of Company profits and taxable losses, deductions and tax credits will be allocated one hundred percent (100%) to the Class B Members, pro-rata (i.e., the resulting percentage reached by dividing the number of Class B Membership Units purchased by such Class B Member by the total number of outstanding (sold) Class B Membership Units), until the Class B Members have received repayment of one hundred and twenty percent (120%) of their initial investments (the "Class B Payout"). After the Class B Payout, all items of Company profits and taxable losses, deductions and tax credits will be allocated one hundred percent (100%) to the Class C Members, pro-rata, until the Class C Members have received repayment of one hundred and twenty percent (120%) of their initial investments (the "Class C Payout"; together with the Class B Payout, the "Payouts"). After the Payouts and after payment of any and all deferments, thereafter in perpetuity all items of Company profits and taxable losses, deductions and tax credits will be allocated thirty-three and one-third percent (33.34%) to the Class A Members, pro-rata, and thirty-three and one-third percent (33.33%) to the Class B Members, pro rata (i.e., the resulting percentage reached by dividing the number of Class B Membership Units purchased by such Class B Member by the total number of outstanding (sold) Class B Membership Units), and thirty-three and one-third percent (33.33%) to the Class C Members, pro rata. All of the foregoing allocations will be subject to adjustment as set forth in the Operating Agreement.

J. <u>Operating Agreement</u>. Various references to the Operating Agreement in this memorandum do not purport to be complete and are qualified in their entirety by reference to the text of the Operating Agreement.

II. USE OF PROCEEDS

The gross proceeds to the Company from the sale of the Units offered hereby, prior to the deduction of all fees and expenses associated with the Offering, are estimated to be a minimum of $50,000 and a maximum of $1,000,000. The Company anticipates using the proceeds of this offering, after the deduction of all fees and expenses associated with the Offering, to complete preproduction, principal photography and submitting the Picture to festivals and similar marketing activities. The net proceeds to the Company may not be sufficient to provide all of the funds required by the Company to achieve profitable operations. See "RISK FACTORS-No Prior Operations."

III. DISTRIBUTION POLICY

The Company intends to employ all available funds for the Project and, accordingly, does not intend to declare or pay any cash distributions to the holders of the Units in the foreseeable future. See "DESCRIPTION OF UNITS."

IV. INVESTOR SUITABILITY STANDARDS

These securities involve a very high degree of risk. This investment is only suitable for persons who have no need for liquidity in their investment and can afford the loss of their entire investment.

The Units will only be sold to an investor with respect to whom the Company has reasonable grounds to believe, and does believe, immediately prior to sale, after making reasonable inquiry into either (1) that such investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of this investment, or (2) that such investor and the investor's "purchaser representative" (as that term is defined in Securities and Exchange Commission Regulation D promulgated under the Securities Act of 1933, as amended) together have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of this investment and that such investor is able to bear the risk of this investment for an indefinite period of time.

In addition, the Units will only be sold to investors who make a written representation that they are the sole and true party in interest and are not purchasing the Units for the benefit of any other person.

V. RISK FACTORS

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND THEIR PURCHASE SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER, AMONG OTHER FACTORS, THE FOLLOWING:

A. No Operating History. At the present time, the Company has engaged in no revenue-producing activities and expects to incur substantial losses at least through 2020.

B. Need for Additional Financing. In order to produce the Picture the Company may require substantial additional financing. There can be no assurance that actual costs will not exceed the Company's budget. The Company will monitor funding alternatives including private and public equity and debt markets, convertible debt, strategic alliances and joint ventures to determine the best alternative to meet its capital requirements. Additional funds may not be available at all, and if available, may not be available on terms acceptable to the Company when the Company needs such funds. The lack of additional funds when needed would have a material adverse affect on the Company.

C. <u>Speculative Nature of the Motion Picture Business</u>. The business of the production and licensing of motion pictures (the "Business") is highly speculative and has historically involved substantial risks beyond the control of its producers. Accordingly, there can be no assurance that the Managers will be able to raise funds sufficient to produce and/or license the Picture so as to enable the Members to recoup all or any portion of their Capital Contributions or to yield a profit to them.

D. <u>Risk in the Production of the Picture</u>. Even if the Company is successful in its fundraising efforts, the Company is subject to substantial risks subsequent to commencement of production of the Picture. These risks include, but are not limited to, delays in photographing and editing acceptable footage for the Picture, force majeure, and the possibility that the costs to complete the Picture will exceed the budgeted amounts. Such contingencies may result in increased development costs and failure to complete the Picture.

There is no guarantee that the Managers will be successful in making the arrangements necessary to provide for the production or distribution of the Picture.

The gross revenues derived from the Picture are dependent upon, among other things, the production and distribution of the Picture. Until the sale or other disposition of the rights in the Picture, the sale of sponsorships, or the commencement of distribution of the Picture, the Company will derive no revenues. The Managers are unable to predict the timing or amount of receipts, if any, to be derived by the Company from licensing the Picture.

F. <u>No Prior Operations</u>. To date, there have been no motion picture production and exploitation activities by the Company except as specifically set forth in this Memorandum. Until commencement of distribution of the Picture, the Company will derive no revenues. The Company is unable to predict the timing or amount of receipts, if any, to be derived by the Company from licensing the Picture. While the Managers have experience in the Business, no assurance can be given that such experience will enhance the Company's chances of success.

G. <u>Dependence on Management</u>. The success of the Company depends to a large degree upon the personal efforts and ability of the Managers, the loss of whose services would have a materially adverse effect on the Company.

H. <u>Loss on Dissolution and/or Termination</u>. In the event of dissolution of the Company, the proceeds realized from the liquidation of its assets, if any, will be distributed to the Members only after satisfaction of claims of the Company's creditors. Therefore, under such circumstances the ability of a Member to recover all or any portion of their investment in the Company will depend on the amount of funds so realized and the claims to be satisfied therefrom.

I. <u>Indemnification of the Managers</u>. The Operating Agreement provides that the Company will hold the Managers harmless against certain claims or lawsuits arising out of their activities and the operation of the Company. If the Company is required to perform under its indemnification agreement, any of its assets expended for such purpose will reduce the amounts otherwise available for its operations.

J. <u>No Public Market for Units</u>. There is no public market for the Units and none will result from this offering. The sale of the Units is not being registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Units may not be resold or otherwise transferred unless they are subsequently registered under the Securities Act and qualified under applicable state laws or unless exemptions from registration and qualification are available. Accordingly, purchasers may not be able to readily liquidate their investment. Although the Units may eventually have certain registration rights, (i) it is highly uncertain whether the Company can effectuate an initial public offering and/or (ii) holders may not be able to include any or all of the Units for which registration is requested in an offering of the Units registered under the Securities Act. Even if the Company is public, the ability of an investor to sell Units in compliance with Rule 144 under the Act at satisfactory prices may depend on, among other things, development of a trading market for the Units. Moreover, such sales may have a depressive effect on the market price of the Units and adversely affect the price per Unit received in a subsequent Rule 144 sale or a public offering of the Units. It is not anticipated that a trading market will develop for the Units.

K. <u>Transferability of Units</u>. The Transfer of Units by a Member to a new Member may only be made with the consent of the Managers. Further, any such transfers may be made to persons who meet certain suitability standards and possibly only with the consent of certain state regulatory authorities. The Managers have no obligation or commitment to repurchase Units from the Members and it is not likely that there will be a market for the Units. Furthermore, under Regulation Crowdfunding, the Units may not be transferred by any investor during the one-year period beginning when the Units are issued, unless the Units are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

L. <u>Absence of Cash Distributions</u>. The Company does not expect to pay any cash distributions in the foreseeable future. If the Company is unsuccessful in its efforts to develop the Picture or if the Company's costs exceed its revenues the Members may never receive a distribution from the Company. Any distributions facilitated through the NextSeed Platform will incur a 2% administrative fee by the Member. Furthermore, the use of cash by the Company to pay the costs of any borrowings of the Company will defer distributions by the Company to the Members. The Members may be allocated taxable income and incur a corresponding federal and/or state income tax liability in excess of distributions received from the Company. See "DISTRIBUTION POLICY" and "DESCRIPTION OF UNITS."

M. <u>Principal Tax Risks</u>. The Company will not, and probably could not, obtain a ruling from the IRS as to its status as a limited liability company for federal income tax purposes.

No tax opinion is expressed herein. There are material tax risks associated with an investment in the Company. These risks include, but are not limited to, the possibility that the Company will be classified as an association taxable as a corporation, rather than as a partnership under the Internal Revenue Code (the "Code"), that the IRS may contest the characterization, amounts attributable to, the deductibility of, or the timing of deductions claimed by the Company. Because ownership of the Units is not expected to generate tax deductions in excess of Company income, the Managers will not register the Company as a tax shelter with the IRS. Member entitlement to federal income tax losses from the Company, the Company must be engaged in business for the purpose of producing a profit aside from federal income tax consequences. Since the resolution of this issue depends upon the facts and circumstances of each case, no opinion is expressed herein. **Accordingly, each prospective investor should carefully review this offering with his/her own tax advisor in order to evaluate the income tax consequences of an investment in the Company.**

N. <u>Limited Liability of Members</u>. The Managers will take such reasonable actions as are deemed appropriate to preserve the limited liability of the Members in all jurisdictions where the Company operates. Furthermore, in some jurisdictions a Member may be personally liable for Company expenses, liabilities and/or obligations in the event such Member participates in the management and control of the Company.

O. <u>Lack of Arms-Length Negotiations</u>. Agreements and arrangements, including those relating to compensation between the Company and the Managers, screenwriter(s), director(s) and/or producer(s) may not be the result of arms-length negotiations. Such agreements and contracts may create conflicts between the interests of the Company and the respective parties.

P. <u>Effect of Reviews</u>. The financial success of a film production is dependent, in large measure, upon the reaction of the public. Such reaction is often substantially influenced by the opinion of professional reviewers and critics. It is impossible for the Company to predict the opinion of such reviewers and critics with respect to the Picture. Should the Picture receive unfavorable reviews from such parties the Company's chances for financial success will be substantially diminished.

Q. <u>Sales & Distribution Agreements</u>. The Company will seek to procure the most lucrative opportunities to exploit the Picture, but no guarantees are made as to the success of their efforts.

R. <u>Loans and Advances</u>. Should the Managers feel that the funds raised through this offering are insufficient to produce the Picture, the Managers may, but is not required to, advance or borrow funds on behalf of the Company. Members should note that even if the Picture is completed, distributed and/or licensed or exploited, such loans and borrowings might result in considerable delay in the repayment of the contributions of the Members or in a complete loss of the contributions of the Members.

S. <u>Financial Statements</u>. Since the Company was organized in March of 2020, the Company's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the Company's current financial statements as well as the full reviewed report by an independent third-party CPA.

T. Conflicts of Interest. The Managers have the ability to be involved in other business ventures that may create a conflict of interest with respect to their relationship with the Company. The Managers will have day-to-day operational and management control of the Company. Therefore, the Managers' decisions will be binding on the Company. The Managers may involve themselves in other ventures, including but not limited to the development and production of other motion pictures, which may compete with the Company.

Although the Managers intend to act in the best interests of the Company, certain decisions that are entirely within the control of the Managers, such as the timing of cash distributions, which may conflict with the best interests of the individual Members.

It is possible that the best interests of the Company may conflict with the best interests of the Managers. Should a dispute arise between the Company and one or more of the Managers with respect to various rights and obligations, the Managers will cause the Company to retain separate counsel regarding any such matter.

VI. BUSINESS.

LONESOME PRODUCER, LLC is a New Mexico Limited Liability Company formed to arrange for financing, production, marketing and licensing for worldwide audiences a feature motion picture tentatively entitled "Lonesome Soldier". The Picture will tentatively be produced in New Mexico and California.

The anticipated date of completion is December of 2020, with an anticipated release date of August of 2021. The successful attainment of these objectives has the potential of providing cash distributions to the Members, however, there is no assurance that all or any of these objectives will be attained.

The Members may be entitled to certain amortization tax benefits on a portion of their investment. Such benefits shall commence upon investment. In addition, the Company will have deductions for ordinary and necessary business expenses and will be entitled to amortize certain organizational costs. However, no representation is being made as to the availability of any particular tax benefits. It is not expected that the Company will generate federal tax losses in the initial year of the Company, or thereafter.

VII. DETERMINATION OF THE OFFERING PRICE.

The Company determined the offering price of the Units. Such price was based on a number of factors, including the estimated costs of development and production of the Picture; the business potential and earnings prospects of the Company, the consideration of the above factors in relation to market valuations of comparable companies, and the current condition of the market and the economy as a whole. The offering price should not, however, be considered a determination of the actual value of the Units.

VIII. RESTRICTIONS ON TRANSFER

The Units are being offered pursuant to exemptions from the registration requirements of the Securities Act of 1933 and must be held indefinitely unless it is subsequently registered under the Securities Act of 1933 or an exemption from such registration is available and state securities laws are complied with. The Company may be under an obligation to register the Units under the Securities Act of 1933 or applicable state securities laws, but there is no guaranty any stock can be registered and sold. The stock certificates will bear appropriate legends with respect to these restrictions.

Rule 144 under the Securities Act of 1933 governs the resale of restricted securities for public companies meeting certain conditions. Sales of securities in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms of that rule. In the case of securities to which Rule 144 is not applicable, compliance with some exemption under the Securities Act of 1933 will be required to affect a sale. The Company will provide purchasers of the Units with information necessary to enable purchasers to make sales of securities under Rule 144 when and if the Company has gone public.

IX. PROPOSED COMPANY OPERATIONS

A. <u>Company Objectives</u>. The Company's objectives are to finance, produce, market and release for worldwide audiences a motion picture currently entitled "Lonesome Soldier".

B. <u>Distributor Screenings</u>. In addition to film festivals, the producers of "Lonesome Soldier" plan to organize screenings specifically for distributors. These screenings will take place primarily in Los Angeles, California and/or New York, New York.

X. FINANCING.

A. <u>Additional Financing For The Exploitation Of The Picture</u>. After the Company has expended all the capital for the development of production of the Picture, the Company may not be in a position to exploit the Picture. In that event, it is anticipated that the Company (i) may enter into Agreements with others for the exploitation of the Picture, which may reduce its interests in the Picture or a portion thereof which is subject to the Agreement, or (ii) may sell or otherwise dispose of its interest in the Picture, or (iii) may distribute the Picture itself and pay for the customary costs and expenses of such direct distribution; or (iv) to the extent necessary may borrow funds to pay for the costs for the distribution of the Picture and secure such loans with its assets and/or income. If the Company is unable to pay for and/or finance the cost to distribute the Picture or to enter into such Agreements, the Members may suffer a total loss of their investment in the Company. Neither the Managers nor the Members are under any obligation to provide capital to the Company in excess of the amounts of their respective capital contributions, if any.

B. <u>Borrowing</u>. The Managers are not certain that the Company's capital will be sufficient to complete production of the Picture. The Company may borrow funds to conduct its business, including the development of the Picture, and may secure these loans with the assets and income of the Company, with or without recourse to the Company or the Managers. In no event will any Member be liable for the repayment of such indebtedness unless such Member participates in the management and control of the Company. There can be no assurance that the Company will be able to borrow funds on satisfactory terms. The Managers may, but are not required and do not expect to make the loans to the Company. On any such loans, the Managers may not receive interest in excess of the higher of the then prime rate of the Bank of America, or the rate of interest actually paid by the Managers to obtain such funds. There can be no assurance that the Managers will obtain such funds. There can be no assurance that the Managers will be able to or elect to make any loan to the Company.

The Company will be required to use Company revenues to repay any of the borrowing of the Company, which will reduce the amount of funds otherwise available for distribution to the Members. Furthermore, these Company Revenues will constitute taxable income to the Members for federal income tax purposes, even though the Members will not receive such funds.

XI. MANAGEMENT

A. <u>Managers</u>. As of the date of this Offering, Christopher Pappas and Alexander Randazzo are the Managers of the Company. The Company may add additional managers as it deems necessary or prudent.

B. <u>Employment Contracts</u>. The Company has not entered into employment contracts with its Manager.

C. <u>General Responsibilities of the Managers</u>. The Managers shall be responsible for the management and control of all aspects of the business of the Company. In the course of such management, the Managers may assign, convey, lease, license, mortgage, or otherwise dispose of or deal with all or any part of the Company's interest in the Picture and employ such person(s) either affiliated or unaffiliated with the Managers as the Managers deem necessary for the operations of the Company.

D. <u>Fiduciary Responsibilities of the Managers</u>. Under New Mexico law, a Manager is accountable as a fiduciary to the Members and consequently, must exercise good faith and integrity in the administration of Company affairs. However, the Members will have more limited rights of action against the Managers than they would have absent certain limitations in the Operating Agreement, which provides, for example, that neither the Managers nor their agents or employees will be liable to the Company or the Members for any good faith act or omission which does not amount to gross negligence or gross or willful misconduct. Furthermore, the Managers will be indemnified and held harmless by the Company against certain claims or lawsuits arising out of its activities and the operations of the Company from the capital contributions and obtained assets of the Company (see "RISK FACTORS – Indemnification of Managers").

E. <u>Remuneration</u>. The following information is furnished as to the current monthly rate being paid by the Company with respect to the Managers (exclusive of writing, directing and/or producing fees):

Name	Annual Salary
Christopher Pappas	$6,000.00
Alexander Randazzo	$6,000.00

XII. DESCRIPTION OF UNITS

The Company intends to issue a maximum of 10,000 Class B Units. Each Unit is valued at $100. Each Investor will be required to purchase a minimum of one Unit, unless otherwise agreed to by the Managers.

XIII. DOCUMENTS AVAILABLE FOR INSPECTION

The Articles of Organization of the Company and the Operating Agreement of the Company are available for inspection by prospective purchasers of the Units.

XIV. REGULATORY FILINGS

The Company will determine and make the necessary filings under the Securities Act and the rules and regulations promulgated thereunder with the United States Securities and Exchange Commission (the "Commission"), Washington, D.C., or with the securities commissions of the states in which the Offering is being made with respect to the Units offered hereby. Investors are encouraged to seek further information about the Company and the industry, and to examine corporate documents and ask questions of the Company's management via the NextSeed Platform. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or other document and each such statement is qualified in all respects by such reference.

XV. ANTICIPATED PRINCIPAL PRODUCTION PERSONNEL

A. Producers: Chirstopher Pappas, Alexander Randazzo, Mark Wallace
B. Director: Jonathan Meyers

XVI. REQUIRED CAPITAL CONTRIBUTIONS

A maximum of 10,000 Units are being offered. Each Unit is valued at $100. Each investor will be required to purchase a minimum of One Unit, unless otherwise agreed to by the Managers. The purchase price for each Unit must be paid in cash, check, wire or certified or bank check.

Investor understands and agrees that its investment may be used by Company upon receipt and as such Investor's investment may be immediately expended without having the resources in place to shoot the Picture.

To the extent possible deferred amounts will be payable after Payout. However, the Managers expect that many deferrals will be required to be paid prior to Payout.

A. <u>Method of Purchasing Unit</u>. To invest in the Units, each prospective investor will be required to (i) register for an investor account with the NextSeed Platform; (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Units; (iii) execute the Subscription Agreement and Joinder to the Amended and Restated Operating Agreement; and (iv) transfer the amount of required capital contribution for the total number of Units offered to be purchased via the NextSeed Platform. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

XVII. DISTRIBUTION OF CASH FLOW AND ALLOCATION OF TAX BENEFITS

All items of Company profits and taxable losses, deductions and tax credits will be allocated one hundred percent (100%) to the Class B Members, pro-rata (i.e., the resulting percentage reached by dividing the number of Class B Membership Units purchased by such Class B Member by the total number of outstanding (sold) Class B Membership Units), until the Class B Members have received repayment of one hundred and twenty percent (120%) of their initial investments (the "Class B Payout"). After the Class B Payout, all items of Company profits and taxable losses, deductions and tax credits will be allocated one hundred percent (100%) to the Class C Members, pro-rata, until the Class C Members have received repayment of one hundred and twenty percent (120%) of their initial investments (the "Class C Payout"; together with the Class B Payout, the "Payouts"). After the Payouts and any deferred payments, thereafter, in perpetuity, all items of Company profits and taxable losses, deductions and tax credits will be allocated thirty-three and one-third percent (33.34%) to the Class A Members, pro-rata, thirty-three and one-third percent (33.33%) to the Class B Members, pro rata (i.e., the resulting percentage reached by dividing the number of Class B Membership Units purchased by such Class B Member by the total number of outstanding (sold) Class B Membership Units), and thirty-three and one-third percent (33.33%) to the Class C Members, pro rata. All of the foregoing allocations will be subject to adjustment as set forth in the Operating Agreement.

XVIII. FEDERAL INCOME TAX CONSEQUENCES

The federal, state and other income tax consequences of an investment in the Company are uncertain and complex and will not be the same for all Members.

The tax benefits to be derived from the purchase, ownership, or sale of Units cannot compensate any member for the total loss of his/her investment. No prospective investor should purchase Units unless the prospective investor has a reasonable expectation of an economic profit apart from the tax benefits from the purchase, ownership or sale of Units.

XIX. CLASSIFICATIONS AS A PARTNERSHIP
1.

2.   The Managers believe that the Company will be classified as a partnership for federal income tax purposes, and have attempted to ensure that Company has more non-corporate characteristics than corporate characteristics as defined in applicable Treasury Regulations.

Under current Treasury Regulations, the classification of an organization as a partnership or an association taxable as a corporation is determined on the basis of a presence or absence of the following corporate characteristics: (i) continuity of life; (ii) centralization of management; (iii) free transferability of interests; and, (iv) limited liability, subject further to other "characteristics which are significant" in the making such determinations. However, the Managers have not sought an opinion from the IRS or an opinion of tax counsel.

XX. GENERAL TAX TREATMENT OF THE MEMBERS

A.   <u>Partnership vs. Corporate Status</u>.   If the Company is classified as a partnership for federal income tax purposes, it will not be subject to federal income taxation (although it will file an annual information tax return with the IRS) and the Members will be deemed to have realized, and will be required to report on their personal income tax returns, their respective distributive shares of each item of income, gain, loss, deduction, credit and tax preference of the Company for the taxable year of the Company ending with or within each taxable year of the respective Members without regard to whether they have received or will receive any actual distribution from the Company for such taxable years. Thus, the Members may be required to report as taxable income in a given year an amount in excess of actual distribution to them from the Company. The characterization of an item of expense, profit, or loss will generally be the same for the Members as it is for the Company; items of loss, deduction, and credit may not be deductible by Members.

B.   <u>Deductions</u>. The Company will attempt to write off all the deductible items at as early a time as it believes the law permits. However, there are many factual and legal questions involved with respect to the availability and timing of deductions, and there can be no assurance that deductions claimed by the Company will be accepted by the IRS in any, some or all instances.

C.   <u>Sale or Other Disposition of a Company Interest</u>. In general, upon the sale or other disposition of a Company interest, gain or loss will be recognized by the selling Member to the extent of the difference between the amount realized and the adjusted tax basis of such Company interest.

D.   <u>Cash Distributions</u>. Each Member is required to take into account in determining his Federal income tax his distributive share of the income, gain, losses, deductions and credits of the Company, irrespective of any cash distributions made to such Member during the taxable year.

Cash distributions by the Company to a Member generally will not be taxable as income to Member to the extent of his adjusted basis in his Company interest immediately before the distribution, but the amount received will reduce the basis of such interest (but not below zero). Cash distributions in excess of such basis generally will be considered to be gained from the sale or exchange of the Members Company interest. Any reduction in a Member's share of Company liabilities will be treated as a distribution of cash to such Member.

A complete in- depth discussion of the federal income tax consequences of an investment in the Company is beyond the scope of this Memorandum, and no tax opinion has been requested of counsel. THEREFORE, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH HIS OWN TAX ADVISOR WITH RESPECT TO SUCH IMPLICATIONS.

E. State and Local Taxes. The Company and the Members may be subject to various state and local income, business and sales taxes, and estate, inheritance or intangible taxes which may be imposed by jurisdictions in which the Company may be deemed to be doing business or in which it owns or leases property, including the State of California. A Member may also be subject to various state and local taxes imposed by jurisdictions where he resides or has other contacts.

XXI. LITIGATION

Christopher Pappas took out a personal money line of credit with City National Bank in 2009 for his business at the time. The business became troubled in late 2009-10 and Christopher defaulted on the line of credit with an outstanding balance of around $21,000. A default court judgement was made in New Jersey and New York on the amount defaulted, plus interest, costs and fees. Christopher had been trying to resolve this issue, but stopped receiving responses from the attorney and bank. Currently, this matter has been referred to the Creditor's Adjustment Bureau and Christopher has hired an attorney to resolve this matter. The attorney will be working to close a Settlement Letter before closing the offering.

Other than the above, the Managers know of no litigation, present, threatened or contemplated, or unsatisfied judgements against the Managers or any proceeding in which the Manager(s) is/are a party.

XXII. ACCESS TO INFORMATION

The Managers will make available to prospective investors any materials reasonably available to the Company or the Managers via the NextSeed Platform. This could include, but not be limited to, information regarding the Company, the Managers, the Company's proposed operations, the offering of the Units, anything set forth in the Private Placement Memorandum, or any other matter deemed by the prospective Member to be material in his decision to purchase Company Units.

The Company and the Managers will answer all inquiries from prospective Members and their advisors concerning these matters via the NextSeed Platform and will afford prospective Members and their advisors the opportunity to obtain any additional information necessary to verify the accuracy of any representation or information set forth in this Private Placement Memorandum to the extent that the Managers can acquire information without unreasonable effort or expense.

XXIII. ONGOING REPORTING

The Issuer will file a report electronically with the Commission annually and post the report on its website, no later than: (i) April 30 of the following year, or (ii) 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://militarymoviesproductions.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1. the Issuer is required to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934;

2. the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

3. the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

4. the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

5. the Issuer liquidates or dissolves its business in accordance with state law.

XXIV. LEGAL MATTERS

Legal matters in connection with the Units offered hereby will be passed upon by Abrams Garfinkel Margolis Bergson, LLP, 3900 West Alameda Avenue, Suite 2100, Burbank, California 91505, (310) 300-2900, Attention: Michael J. Weiss, Esq.

Exhibit A

[Financial Statements with Review Report attached hereto]

LONESOME PRODUCER LLC

FINANCIAL STATEMENTS
(UNAUDITED)

as of

MARCH 5, 2020

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Lonesome Producer LLC
Index to Financial Statement
(unaudited)

dbbmckennon

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Lonesome Producer LLC
Playa Vista, California

We have reviewed the accompanying financial statements of Lonesome Producer LLC, which comprise the balance sheet as of March 5, 2020 ("Inception") and the related statement of operations and Members' equity, and cash flows as of such date, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

Newport Beach, California
September 16, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

LONESOME PRODUCER LLC
BALANCE SHEET
(unaudited)

	March 5, 2020
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities -	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Members' Equity	-
Total members' equity	-
Total liabilities and members' equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

2

LONESOME PRODUCER LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
(unaudited)

	March 5, 2020
Revenues	$ -
Operating Expenses -	
General and administrative	-
Net loss	$ -
Beginning members' equity	$ -
Ending members' equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

3

LONESOME PRODUCER LLC
STATEMENT OF CASH FLOWS
(unaudited)

	March 5, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ -
Net cash provided by operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Lonesome Producer LLC was formed on March 5, 2020 ("Inception") in the State of New Mexico. The financial statements of Lonesome Producer LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Lonesome Producer LLC intends to produce a full-length motion picture entitled LONESOME SOLDIER, and establish the Military Movies brand for future motion pictures.

Management Plans
We have only recently formed the Company, have no operating history, no revenue generating activity to date, and rely on our member for operating capital. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a proposed Regulation Crowdfunding campaign and/or debt or equity financing (through a private offering) and advances from our members. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of March 5, 2020.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: access to talent due to competing schedules, availability of site locations, and restrictions due to COVID 19 which may restrict certain activities in the near term. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' EQUITY

Upon or near formation, 100% of the LLC interests were given to the Company's two members for services to be contributed. Profits and losses are to be distributed on a pro-rata basis.

The Company intends to file amended and restated operating agreement which will establish different classes of Members. Under the proposed amended and restated operating agreements, which may be subject to change, profits and taxable losses will be allocated 100% to the Class B Members, pro-rata until the Class B Members have received repayment of 120% of their initial investment. After Class B Members have received full repayment, Class C Members will receive repayment until their 120% of their initial investment has be paid. After the Class B and C payouts, all profits and losses will be allocated 33.34% to Class A Members, 33.33% to the Class B Members, and 33.33% to Class C members on a pro rata basis. Class A members, which represent the initial members' of the Company will have sole voting rights.

NOTE 5 – SUBSEQUENT EVENTS

On June 30, 2020, the Company entered into a loan with Zions Bancorporation, N.A. as the lender ("Lender") in an aggregate principal amount of $164,800 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.

The Company has evaluated subsequent events after March 5, 2020 through September 16, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on the financial statements and related disclosures.